Exhibit 99.1

Press Release

Sanofi and Biovac spearhead polio vaccine manufacturing capabilities in Africa

Paris, June 20, 2024. Sanofi and Biovac, a Cape Town, South Africa-based biopharmaceutical company, announce today their local manufacturing partnership to produce inactivated polio vaccines (IPV) in Africa. This agreement is designed to enable regional manufacturing of polio vaccines to serve the potential needs of over 40 African countries. This partnership with Sanofi makes Biovac the first African producer of IPV on and for the African continent and supports the Africa Centers for Disease Control and Prevention’s ambition to have 60 percent of local vaccines produced in Africa by 2040.

Thomas Triomphe

Executive Vice President, Vaccines, Sanofi

“For 40 years, Sanofi has supplied billions of polio vaccine doses globally, supporting the world getting close to polio eradication. But with the COVID-19 pandemic, many routine pediatric vaccination programs were halted or disrupted. Catching up will be key to preventing a rise in cases in many countries worldwide and this Sanofi partnership with Biovac is a step in that direction. Establishing this manufacturing partnership now, ahead of time, is key to enabling Biovac’s manufacturing capabilities for future international tenders.”

Dr Morena Makhoana

Chief Executive Officer, Biovac

“We are very proud of this partnership with Sanofi, which will empower Biovac as an African manufacturer to champion polio eradication on and for the continent by bringing manufacturing of IPV doses closer to people needs.”

Sanofi has been a critical partner of the Global Polio Eradication Initiative since 1988 and has supplied the world and UNICEF with more than 1.5 billion doses of IPV through GAVI, the Vaccine Alliance, which aims to vaccinate the populations of more than 70 of the poorest countries on the planet with the aim to eradicate polio.

Sanofi will continue to produce the bulk of IPV and Biovac, who will hold the marketing authorization, will be responsible for late-stage formulation, filling, packaging, and delivery of millions of IPV doses to UNICEF for GAVI countries in Africa.

Biovac is a leading biotechnology company and a Centre of Excellence, rooted in Africa, specializing in the development and manufacture of vaccines and other biologicals for Africa and beyond. In collaboration with the South African government, Biovac was established in 2003 to revive local human vaccine development and manufacturing capability in Southern Africa.

Polio is a highly contagious disease which mainly affects children under five years of age, who suffer the highest burden of temporary or permanent paralysis and death. Polio is an incurable infection that can only be prevented through immunization. Infected individuals shed the polio virus in the environment through fecal matter, or through the droplets from a sneeze or cough of an infected person, for several weeks. Almost 90 percent of infected people have no symptoms or very mild symptoms that usually remain undetected. In others, initial symptoms include fever, fatigue, headache, vomiting, aching muscles, stiffness in the neck and pain in the limbs. One in 200 infections leads to irreversible paralysis.

Over the last 30 years, under the Global Polio Eradication Initiative (GPEI), 2.5 billion children have been immunized against polio resulting in a 99 percent reduction in the number of cases worldwide. At the end of 2023, polio was endemic in only two countries (Afghanistan and Pakistan). As a result of the global effort to eradicate the disease, almost 20 million people have been saved from paralysis.

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About Sanofi

We are an innovative global healthcare company, driven by one purpose: we chase the miracles of science to improve people’s lives. Our team, across the world, is dedicated to transforming the practice of medicine by working to turn the impossible into the possible. We provide potentially life-changing treatment options and life-saving vaccine protection to millions of people globally, while putting sustainability and social responsibility at the center of our ambitions.

Sanofi is listed on EURONEXT: SAN and NASDAQ: SNY

Media Relations

Sandrine Guendoul | + 33 6 25 09 14 25 | sandrine.guendoul@sanofi.com

Evan Berland | +1 215 432 0234 | evan.berland@sanofi.com

Nicolas Obrist | + 33 6 77 21 27 55 | nicolas.obrist@sanofi.com

Victor Rouault | + 33 6 70 93 71 40 | victor.rouault@sanofi.com

Timothy Gilbert | + 1 516 521 2929 | timothy.gilbert@sanofi.com

Investor Relations

Thomas Kudsk Larsen |+ 44 7545 513 693 | thomas.larsen@sanofi.com

Alizé Kaisserian | + 33 6 47 04 12 11 | alize.kaisserian@sanofi.com

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Keita Browne | + 1 781 249 1766 | keita.browne@sanofi.com

Nathalie Pham | + 33 7 85 93 30 17 | nathalie.pham@sanofi.com

Tarik Elgoutni | + 1 617 710 3587 | tarik.elgoutni@sanofi.com

Thibaud Châtelet | + 33 6 80 80 89 90 | thibaud.chatelet@sanofi.com

Forward Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions, and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the fact that product candidates if approved may not be commercially successful, the future approval and commercial success of therapeutic alternatives, Sanofi’s ability to benefit from external growth opportunities, to complete related transactions and/or obtain regulatory clearances, risks associated with intellectual property and any related pending or future litigation and the ultimate outcome of such litigation, trends in exchange rates and prevailing interest rates, volatile economic and market conditions, cost containment initiatives and subsequent changes thereto, and the impact that pandemics or other global crises may have on us, our customers, suppliers, vendors, and other business partners, and the financial condition of any one of them, as well as on our employees and on the global economy as a whole. The risks and uncertainties also include the uncertainties discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2023. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

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